FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BBVA: first interim dividend 2003

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENT:

FIRST INTERIM DIVIDEND FOR YEAR 2003

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A., in the meeting held today, has approved the payment of the first interim dividend for year 2003: 0.09 euros per share.

Gross dividend

0.09 euros per share.

Withholding tax rate

15%

Business days

Record : July 9th, 2003

Ex-dividend: July 10th, 2003

Payment: Upon July 10th, 2003

June 27th 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June, 27th 2003	By:	/s/ Javier MALAGON NAVAS
Name: Javier MALAGON NAVAS

Title: Authorized Representative of BancoBilbao Vizcaya Argentaria, S.S.